Exhibit 99.2

PERPETUAL ENERGY INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is management’s discussion and analysis (“MD&A”) of Perpetual Energy Inc’s (“Perpetual” or the “Corporation”) operating and financial results for the three months ended March 31, 2012 as well as information and estimates concerning the Corporation’s future outlook based on currently available information. This discussion should be read in conjunction with the Corporation’s condensed interim consolidated financial statements and accompanying notes for the three months ended March 31, 2012 and 2011 as well as the audited consolidated financial statements and accompanying notes and MD&A of the Corporation for the years ended December 31, 2011 and 2010. The Corporation’s audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“GAAP”). Readers are referred to the advisories regarding forecasts, assumptions and other forward-looking information contained in the “Forward Looking Information” section of this MD&A. The date of this MD&A is May 14, 2012.

Mcf equivalent (“Mcfe”) and barrel of oil equivalent (“BOE”) may be misleading, particularly if used in isolation. In accordance with National Instrument 51-101 (“NI 51-101”), a conversion ratio for oil of 1 bbl: 6 Mcf has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead. For natural gas, gigajoules (“GJ”) are converted to Mcf at a conversion ratio of 1.0546 GJ: 1 Mcf.

CORPORATE OVERVIEW

Perpetual is an oil and natural gas exploration and production company headquartered in Calgary, Alberta. Building from its legacy shallow gas asset base in eastern Alberta, the Corporation has been actively transitioning its asset base from primarily shallow gas production to a diversified, resource-style platform for growth. Perpetual currently has liquids-rich natural gas assets in the Deep Basin of west central Alberta, heavy oil production in eastern Alberta, a natural gas storage business and oil sands leases in northern Alberta to complement its shallow gas production and resource base.

SUMMARY

In November 2011, the Company set out its top priorities for 2012. These include:

1.	Profitable capital investment in chosen diversifying growth strategies to increase oil and natural gas liquids (“NGL”) production;
2.	Debt reduction;
3.	Advance assessment of high impact opportunities with risk-managed investment; and
4.	Manage downside risks.

Significant progress has been made with respect to these top priorities and is described in further detail throughout this first quarter 2012 MD&A.

Operational highlights for the first quarter of 2012 include:

•	The Corporation executed a $31.0 million winter capital program in the first quarter of 2012. Operational results on Perpetual’s commodity diversification strategy continue to be positive. Perpetual is focused on two key priorities: heavy oil exploration and development in the Mannville area of eastern Alberta and the Wilrich liquids-rich gas play in the greater Edson area. With recent further weakness in natural gas prices, Perpetual’s capital spending for the remainder of 2012 will be primarily directed to heavy oil drilling at Mannville;
•	Oil and natural gas liquids (“NGL”) production increased by over 100 percent from the first quarter of 2011 to 3,465 bbl/d;
•	Non-core property dispositions of $63.4 million for the quarter contributed to a decrease in net debt of $43.3 million from December 31, 2011;
•	Realized gains on derivatives totaled $5.5 million for the period, primarily from natural gas price risk management contracts. In November 2011, with the late start to the winter cooling season, Perpetual acted quickly to manage the downside risk that could be associated with lower natural gas prices with an aggressive 2012 hedging program. The Corporation has an average of 99,250 GJ/d of natural gas sales hedged for the period of April through October at and average price of $3.13/GJ. As a result, Perpetual has very little exposure to further collapse in natural gas prices that could result from excessive natural gas storage levels in North America and relative supply-demand imbalance.

On April 25, 2012 Perpetual closed the disposition of 90 percent of the Corporation’s interest in its Warwick gas storage business (“WGSI”) for cash proceeds of $82.0 million excluding transaction costs. This transaction enhanced Perpetual’s financial flexibility and provided additional funds for repayment of $74.9 million of 6.5 percent unsecured convertible debentures (the “6.50% Debentures”) due on June 30, 2012. As of May 11, 2012 the Corporation had net bank debt outstanding of approximately $15 million with total borrowing capacity on its recently confirmed bank facility of $140 million.

NON-GAAP MEASURES

Funds flow

Management uses cash flow from operating activities before changes in non-cash working capital, gas over bitumen royalty adjustments not yet received, settlement of decommissioning obligations and certain exploration costs (“funds flow”), funds flow per common share, annualized funds flow and trailing four quarters funds flow to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by GAAP and therefore it may not be comparable to the calculation of similar measures for other entities. Funds flow as presented is not intended to represent operating profits for the period nor should it be viewed as an alternative to cash flow provided by operating activities, net earnings or other measures of financial performance calculated in accordance with GAAP.

Funds flow is reconciled to its closest GAAP measure, cash flow from operating activities, as follows:

Funds flow GAAP reconciliation	Three months ended March 31
($ thousands except per common share amounts)	2012	2011
Cash flow from operating activities	13,052	15,146
Exploration and evaluation costs (1)	377	1,923
Expenditures on decommissioning obligations	893	1,106
Gas over bitumen royalty obligation adjustments not yet received	1,333	385
Changes in non-cash operating working capital	(1,154)	5,363
Funds flow	14,501	23,923
Funds flow per common share	0.10	0.16
(1)	Certain exploration and evaluation costs are added back to funds flow in order to be more comparable to other entities in the Canadian oil and gas industry that capitalize such costs. Exploration costs that are added back to funds flow include seismic expenditures and dry hole costs and are considered by Perpetual to be more closely related to investing activities than operating activities.

Additional non-GAAP measures are discussed elsewhere in this MD&A.

OPERATIONS

Capital expenditures

	Three months ended March 31
Capital expenditures ($ thousands)	2012	2011
Exploration and development (1)	31,011	50,958
Gas storage	51	5,584
Acquisitions	698	110
Dispositions	(63,390)	(8,545)
Other	139	99
Total capital expenditures	(31,491)	48,206
(1)	For the three months ended March 31, 2012 exploration and development expenditures include approximately $0.4 million in exploration costs (three months ended March 31, 2011 - $1.9 million) which have been expensed directly on the Corporation’s statement of earnings (loss). Exploration costs including seismic expenditures and dry hole costs are considered by Perpetual to be more closely related to investing activities than operating activities, and therefore they are included with capital expenditures.

Exploration and development expenditures totaled $31.0 million for the three months ended March 31, 2012 as compared to $51.0 million for the three months ended March 31, 2011. Capital spending was concentrated on heavy oil drilling at Mannville and Wilrich liquids-rich gas development at Edson. In addition, $2.4 million was spent on undeveloped land acquisitions at Mannville to continue to build the Corporation’s heavy oil prospect inventory.

Conventional heavy oil

In the Mannville area of east central Alberta, Perpetual has focused on exploration and development of cretaceous-aged conventional heavy oil pools geographically synergistic with the Corporation’s shallow gas assets. Through Perpetual’s extensive database of 2D and 3D seismic and low exposure exploration drilling, six Lloyd formation pools, three Sparky pools and one Basal Quartz pool have been identified and development is ongoing at an initial horizontal well spacing of 200 meters. Perpetual drilled two (2.0 net) vertical wells and 14 (14.0 net) horizontal wells in the first quarter of 2012.

With recent production start-up from two additional Mannville oil wells in eastern Alberta and the new Wilrich well at West Edson, Perpetual’s oil and natural gas liquids (“NGL”) production capability has now surpassed 4,000 bbl/d, representing 19 percent of the Corporation’s current production mix. Three Mannville heavy oil wells drilled late in the first quarter are undergoing completions operations and commenced production in April. Trucking operations impacted by spring break-up will likely curtail production volumes below this current capacity for the second quarter. Perpetual’s capital expenditures for the remainder of 2012 will be devoted almost exclusively to delineation and development of the Mannville heavy oil play.

Edson Wilrich

During the first quarter of 2012, Perpetual drilled one (1.0 net) well at Edson and one (0.5 net) well at West Edson targeting the liquids-rich Wilrich formation. At West Edson, initial testing indicated a second exceptional well, testing at over 15.5 MMcf/d of natural gas at 14 MPa flowing pressure with NGL yields of 35 to 40 bbl per MMcf. Production from the second West Edson well began with commissioning of the newly constructed compressor station in late March. In combination with the original discovery well, gross initial production rates from the two wells, partially bypassing the new facility totaled 17 MMcf/d plus 600 bbl/d of NGL recovered though the deep cut Edson facility. Production is choked back as the new compressor and dehydration facility is handling gas at maximum capacity, with additional high pressure initial production bypassing the new facility. With the high flowing pressures and strong gas rates, it is expected the wells will maintain production at or above the maximum throughput capacity of the dehydration and compression facility of 12 MMcf/d for the remainder of 2012. Perpetual has a 50 percent working interest and operates its joint venture activities in the West Edson area.

Dispositions

Net cash proceeds from dispositions increased to $63.4 million for the three months ended March 31, 2012 from $8.5 million for the first quarter of 2011. Current period dispositions included non-core properties in the West Central and Eastern Districts, and included daily production of approximately 8.8 MMcf/d of natural gas and 588 bbl/d of oil & NGLs. The sales were part of a previously-announced asset disposition program targeting $75 to $150 million in net proceeds. Perpetual recorded losses on dispositions totaling $14.1 million for the current three month period.

On April 25, 2012, Perpetual completed the disposition of a 90 percent interest in its gas storage business (“WGSI”) and related cushion gas obligation for cash proceeds of $82.0 million before transaction costs. As part of the sale, which is being acquired by a partnership sponsored by Brookfield Asset Management (the “Acquiror”), Perpetual will have the option, exercisable within one year of closing, to buy back from the Acquiror up to a 30 percent additional ownership interest in WGSI at the same price as the initial sale plus adjustments, for a final ownership interest post any exercise of the buy-back option of up to 40 percent. In addition, Perpetual has entered into a Management Services and Operations Agreement (“MSA”) pursuant to which Perpetual will continue to provide management and operational services to WGSI for an annual fee, over an initial two-year term.

Production

Production by core area and commodity	Three months ended March 31
	2012	2011
Gas (MMcf/d)
Eastern district	87.6	105.5
West Central district	26.1	25.6
Total (MMcf/d)	113.7	131.1

Oil & NGL (bbl/d)
Eastern district	2,230	271
West Central district	1,235	1,349
Total (bbl/d)	3,465	1,620

Total (MMcfe/d)
Eastern district	101.1	107.1
West Central district	33.5	33.6
Total (MMcfe/d)	134.6	140.7

Deemed natural gas production (MMcf/d)	27.7	22.7
Total plus deemed production (MMcfe/d)	162.3	163.4

Natural gas production volumes decreased 13 percent to 113.7 MMcf/d for the three months ended March 31, 2012 from 131.1 MMcf/d for the first quarter of 2011, primarily due to non-core property dispositions combined with the preferential allocation of capital to oil and NGL production over the past year, which allowed natural gas production to decline in favor of bringing higher priced oil and NGLs onstream. Oil and NGL production volumes increased 1,845 bbl/d or 114 percent from the first three months of 2011 due to successful ongoing development of the Corporation’s heavy oil pools at Mannville and positive results from capital spending in the Edson area targeting liquids-rich gas, partially offset by property dispositions in central Alberta and the West Central district.

Total actual and deemed production decreased one percent to 162.3 MMcfe/d for the three months ended March 31, 2012 from 163.4 MMcfe/d for the comparative quarter in 2011. Deemed natural gas production increased by 5.0 MMcf/d or 22 percent as Perpetual began receiving gas over bitumen royalty adjustments on June 1, 2011 in respect of certain assets sold in 2010 (“Liege Assets”), which were shut-in prior to the sale of the property and subject to an interim shut-in decision by the Alberta Energy Resources Conservation Board (“ERCB”) (see “Gas over bitumen royalty adjustments” in this MD&A).

MARKETING

	Three months ended March 31
Commodity prices	2012	2011
Reference prices
AECO Monthly Index ($/Mcf)	2.52	3.77
AECO Daily Index ($/Mcf)	2.17	3.77
Alberta Gas Reference Price ($/Mcf) (1)	2.27	3.55
West Texas Intermediate (“WTI”) light oil (US$/bbl)	100.51	90.41
Average Perpetual prices
Natural gas
Before derivatives ($/Mcf) (2)	2.50	4.12
Percent of AECO Monthly Index (%)	100	109
Including derivatives (“realized” gas price) ($/Mcf)	3.13	4.21
Percent of AECO Monthly Index (%)	125	111
Oil and NGL
Before derivatives ($/bbl)	69.70	66.23
Including derivatives (“realized” price) ($/bbl)	66.60	66.23
Natural gas equivalent
Average realized price ($/Mcfe)	4.37	4.68
(1)	Alberta Gas Reference Price is the price used to calculate Alberta Crown royalties. Alberta Gas Reference Price for March 2012 is an estimate.
(2)	Natural gas price before derivatives includes physical forward sales contracts for which delivery was made during the reporting period but excludes realized gains and losses on financial derivatives.

AECO Monthly Index prices decreased 33 percent from $3.77 per Mcf for the first quarter of 2011 to $2.52 per Mcf for the current period. North American natural gas prices are under continued pressure due to a lack of weather-related demand in the winter months and strong supply from shale gas plays in the United States. Perpetual’s natural gas price before derivatives decreased 39 percent to $2.50 per Mcfe for the three months ended March 31, 2012 from $4.12 per Mcfe for the prior period, due to the drop in AECO prices and the inclusion of 10,000 GJ/d of fixed price physical natural gas sales at $7.75 per GJ for the 2011 quarter. The Corporation’s realized gas price was $3.13 per Mcfe for the first quarter of 2012, a 26 percent decrease from the comparable quarter in 2011, due to lower AECO prices, partially offset by realized gains on natural gas and foreign exchange derivatives of $6.5 million.

Perpetual’s realized oil and NGL price increased five percent for the current quarter as compared to the first three months of 2011 due to an 11 percent increase in the benchmark WTI price, partially offset by realized losses on derivatives of $1.0 million and a widening of the heavy oil to WTI price differential in the 2012 period.

Risk management

Perpetual’s risk management strategy is focused on using derivatives to mitigate the effect of commodity price volatility on funds flow, to lock in economics on capital programs and acquisitions and to take advantage of perceived anomalies in commodity markets. The Corporation uses both financial arrangements and physical forward sales to economically hedge up to a maximum of 60 percent of the trailing quarter’s production including gas over bitumen deemed volumes in accordance with the limits under the Corporation’s bank credit facility (“Credit Facility”) and Hedging and Risk Management Policy. The economic hedging limits were temporarily increased to 75 percent for 2012 as a result of persistent weakness in natural gas prices, and the increasing importance of oil prices to the Corporation’s funds flows. Perpetual will also enter into foreign exchange swaps and physical or financial swaps related to the differential between natural gas prices at the AECO and NYMEX trading hubs in order to mitigate the effects of fluctuations in foreign exchange rates and basis differentials on the Corporation’s realized gas price. The term “derivatives” includes all financial and physical risk management contracts. Although Perpetual considers the majority of these risk management contracts to be effective economic hedges against potential gas price volatility, the Corporation does not follow hedge accounting for its derivatives.

Perpetual’s risk management activities are conducted by an internal Risk Management Committee under guidelines approved by the Corporation’s Board of Directors. Perpetual’s risk management strategy, though designed primarily to protect funds flow, is opportunistic in nature. Depending on management’s perceived position in the commodity price cycle the Corporation may elect to reduce or increase its risk management position within the approved guidelines. The Corporation mitigates credit risk by entering into risk management contracts with financially sound, credit-worthy counterparties.

Financial and physical forward sales contracts as of March 31, 2012 are disclosed in note 8 to the Corporation’s condensed interim consolidated financial statements as at and for the three months ended March 31, 2012. Financial and physical forward sales arrangements (net of related financial and physical fixed-price natural gas purchase contracts) at the AECO trading hub as at May 11, 2012 are as follows:

Type of contract	Term	Volumes at AECO (GJ/d)(1)	Price ($/GJ)(1)	Futures market ($/GJ)(4)	% of 2012 gas production(2)
Financial – AECO (3)	April - December 2012	45,250	3.72	2.14	35
Financial - AECO	April - October 2012	10,000	2.85	1.97	6
Financial - AECO	April - December 2012	19,000	2.60	2.14	15
Physical - AECO	April - December 2012	25,000	2.59	2.14	19
Financial - AECO	January - December 2013	42,000	3.16	3.09	32

(1)	Average price calculated using weighted average price for net open sell contracts. NYMEX prices in $US/MMBtu.
(2)	Calculated using estimated gas production of 130,000 GJ/d for the remaining nine months of 2012 including gas over bitumen deemed production.
(3)	These derivative transactions are part of paired transactions in which the proceeds from the sale of crude oil call options which were used to fund the 2012 natural gas contracts at the price indicated.
(4)	Futures market price incorporates settled AECO Monthly Index and NYMEX prices for April and May 2012 and forward AECO prices as of May 11, 2012.

Perpetual also has in place the following costless collar oil sales arrangements, to reduce exposure to fluctuations in the WTI index:

Type of contract	Term	Volumes at WTI (bbl/d)	Floor price ($US/bbl)(1)	Ceiling price ($US/bbl)(1)	Futures market ($US/bbl)(3)	% of 2012 oil production(2)
Collar	April – December 2012	500	82.00	91.00		14
Collar	April – December 2012	500	80.00	89.00		14
Collar	April – December 2012	500	85.00	97.00		14
Collar	April – December 2012	500	90.00	109.25		14
Period total	April – December 2012	2,000	84.25	96.50	98.60	56
Collar	January – December 2013	500	95.00	108.75		14
Collar (4)	January – December 2013	500	95.00	118.14		14
Period total	January – December 2013	1,000	95.00	113.44	96.69	28

(1)	Average price calculated using weighted average price for net open contracts.
(2)	Calculated using estimated oil and NGL production of 3,630 bbl/d for the remaining nine months of 2012.
(3)	Futures market price incorporates settled and forward WTI oil prices as of May 11, 2012.
(4)	In this collar arrangement Perpetual received a ceiling price above the market price for such collars, and in exchange should the WTI index settle above $US118.14 per bbl in any month during the contract period Perpetual will receive a price of $US100.00 per bbl.

The Corporation has entered into two contracts to fix the WTI to oil price differential (WCS differential) on 400 bbl/d at $US17.35 per bbl and on 500 bbl/d at $US28.75 per bbl, both for April to December 2012.

In addition, the Corporation has sold oil call options exercisable and expiring as follows.

Type of contract	Term	Call date	Volumes at WTI (bbl/d)	Call price ($US/bbl WTI)	Futures market ($US/bbl WTI)
Call	January - December 2013	Dec 31, 2012	1,000	95.00	96.69
Call	January - December 2013	monthly	1,000	105.00	96.69
Call	January - December 2014	monthly	2,000	105.00	92.85

Perpetual has entered into the following U.S. dollar forward sales arrangements to limit the Corporation’s exposure to the effects of strength in the Canadian dollar on natural gas prices.

Type of contract	Term	Perpetual sold/bought	Notional $USD/month	Exchange rate ($CAD/$USD)
Financial	April – December 2012	sold	$1,000,000	$1.0019
Financial	April – December 2012	sold	$1,000,000	$1.0085
Financial	April – December 2012	sold	$1,000,000	$1.0125
Financial	April – December 2012	sold	$2,000,000	$1.0535

Perpetual entered into forward financial power contracts to mitigate the risk to operating costs associated with fluctuations in power prices at the WGSI facility. These contracts were included in the assets and liabilities of the Corporation’s gas storage business, 90 percent of which was sold on April 25, 2012. Contracts outstanding at March 31, 2012 are as follows:

Type of contract	Term	Perpetual sold/bought	Volume (MWh)	Price ($CAD/MWh)
Financial	December 2012	bought	(2,008.8)	$76.00
Financial	January – March 2013	bought	(6,480.0)	$76.00

FINANCIAL RESULTS

Revenue

	Three months ended March 31
Revenue ($ thousands)	2012	2011
Natural gas revenue, before derivatives (1)	25,923	48,621
Oil and NGL revenue, before derivatives	22,040	9,664
Gas storage revenue	3,234	2,615
Realized gains on derivatives (2)	5,531	1,000
Total revenue (3)	56,728	61,900
(1)	Includes revenues related to physical forward sales contracts which settled during the period.
(2)	Realized gains on derivatives include settled financial forward contracts and options.
(3)	See “Other Non-GAAP Measures” in this MD&A.

Natural gas revenue before derivatives decreased 47 percent to $25.9 million for the three months ended March 31, 2012 from $48.6 million for the comparative quarter in 2011, due to lower production levels and a 39 percent decrease in natural gas prices before derivatives. Oil and NGL revenue increased by $12.4 million or 128 percent over the prior period due to primarily to higher production levels. Gas storage revenue is derived from injecting, storing and withdrawing natural gas from the WGSI facility on behalf of third parties, and is recorded in accordance with the terms of the storage contracts. Gas storage revenue increased to $3.2 million for the first quarter of 2012 compared to $2.6 million for the first three months of 2011 due to a higher storage capacity for the second operational cycle of the facility, which commenced on April 1, 2011.

Total revenue decreased $5.2 million to $56.7 million for the three months ended March 31, 2012 primarily due to lower natural gas revenues before derivatives, partially offset by higher oil and NGL revenues and a $4.5 million increase in realized gains on derivatives related to the Corporation’s gas price management program.

Perpetual also recorded unrealized gains on derivatives of $18.2 million for the first three months of 2012, compared to an unrealized loss of $4.1 million for the 2011 quarter. The current period unrealized gain resulted primarily from natural gas price risk management contracts put in place in the fourth quarter of 2011 and decreasing forward natural gas prices, which increased the mark-to-market value of the forward natural gas contracts.

Funds flow

	Three months ended March 31
	2012		2011
Funds flow reconciliation	$ millions	$/Mcfe	$ millions	$/Mcfe
Production (1) (Bcfe)	12.2		12.7
Total revenue (2)	56.7	4.63	61.9	4.89
Royalties	(3.6)	(0.30)	(2.9)	(0.23)
Production and operating costs	(21.9)	(1.79)	(21.1)	(1.66)
Transportation	(2.1)	(0.18)	(2.9)	(0.23)
Operating netback from production (2)	29.1	2.36	35.0	2.77
Gas over bitumen royalty adjustments	2.1	0.17	2.7	0.21
Exploration and evaluation (3)	(0.7)	(0.05)	(0.7)	(0.06)
General and administrative (3)	(6.9)	(0.56)	(6.5)	(0.51)
Interest on bank debt (3)	(1.8)	(0.15)	(2.0)	(0.15)
Interest on senior notes (3)	(3.3)	(0.27)	(0.6)	(0.05)
Interest on convertible debentures (3)	(4.0)	(0.33)	(4.0)	(0.32)
Funds flow (2) (3)	14.5	1.17	23.9	1.89

(1)	Production excludes deemed production resulting from gas over bitumen shut-in orders.
(2)	This is a non-GAAP measure; see “Other non-GAAP measures” in this MD&A.
(3)	Excludes non-cash items.

Royalties

Royalty expense increased to $3.6 million for the three months ended March 31, 2012 from $2.9 million for the comparative quarter in 2011, primarily due to higher oil royalties caused by higher oil and NGL production levels. Royalty expense for the first three months of 2011 was also affected by favorable prior period adjustments related to oil royalties. Perpetual’s average royalty rate on oil and natural gas revenues before derivatives increased to 7.7 percent for the three months ended March 31, 2012 from 5.0 percent for the comparative quarter in 2011.

Production and operating costs

Total production and operating costs increased four percent to $21.9 million ($1.79 per Mcfe) for the three months ended March 31, 2012 from $21.1 million ($1.66 per Mcfe) for the same period in 2011, primarily due to costs related to increased oil production in the Eastern district. Included in current quarter operating costs are $1.6 million of expenses related to the operation of the Corporation’s gas storage facility (2011 - $1.9 million). Unit operating costs, excluding gas storage expenses, were $1.66 per Mcfe for the first quarter of 2012, as compared to $1.51 per Mcfe for the first three months of 2011.

Transportation costs

Transportation costs decreased to $2.1 million for three month period ended March 31, 2012 from $2.9 million for the three month period ended March 31, 2011 due to a 13 percent decrease in natural gas production levels. Transportation costs on oil volumes may be included in the net price received for the product depending on the sales point at which custody of the product is transferred to the buyer, and as such are included in revenues.

Operating netback

Perpetual’s operating netback decreased by $5.9 million to $29.1 million for the three months ended March 31, 2012 from

35.0 million for the three months ended March 31, 2011 due primarily to a decrease in natural gas prices, partially offset by increased oil and NGL production and realized gains on derivatives.

Operating netback (1) reconciliation	($ millions)
Natural gas price decrease	(16.7)
Natural gas production decrease	(6.0)
Oil and NGL price increase	1.1
Oil and NGL production increase	11.3
Realized gains on derivatives	4.5
Gas storage revenue increase	0.6
Royalty expense increase	(0.7)
Operating cost increase	(0.8)
Transportation cost decrease	0.8
Decrease in operating netback (1)	(5.9)
(1)	This is a non-GAAP measure; see “Other non-GAAP measures” in this MD&A.

Gas over bitumen royalty adjustments

In 2004 and 2005 the Government of Alberta enacted amendments to the royalty regulation with respect to natural gas (“Royalty Regulation”), which provide a mechanism whereby the Government may prescribe additional royalty components to effect a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the Alberta Energy and Utilities Board, or its successor the ERCB as a result of certain bitumen conservation decisions. The formula for calculation of the royalty reduction provided in the Royalty Regulation is:

0.5 x ((deemed production volume x 0.80) x (Alberta Gas Reference Price - $0.3791/GJ))

Deemed production represents all Perpetual natural gas production shut-in or denied production pursuant to a decision report, corresponding order or general bulletin of the AEUB or ERCB, or through correspondence in relation to an AEUB ID 99-1 application. In accordance with IL 2004-36, the deemed production volume related to wells shut-in is reduced by ten percent per year on the anniversary date of the shut-in order. Deemed production increased 5.0 MMcf/d to 27.7 MMcf/d for the first quarter of 2012 from 22.7 MMcf/d for the three months ended March 31, 2011 due to the addition of gas over bitumen royalty adjustments for the Liege Assets effective June 1, 2011, partially offset by annual ten percent reduction in deemed production volumes.

A portion of the royalty adjustments received have been recorded on Perpetual’s statement of financial position rather than reported as revenue as the Corporation cannot determine if, when or to what extent the royalty adjustments may be repayable through incremental royalties if and when gas production recommences. Royalty adjustments may be repayable to the Crown in the form of an overriding royalty on gas production from wells which resume production within the gas over bitumen area. However, all royalty adjustments are recorded as a component of funds flow. Gas over bitumen royalty adjustments, including adjustments classified as revenues, decreased to $2.1 million for the three months ended March 31, 2012 from $2.7 million for the first quarter of 2011 due to a 36 percent decrease in Alberta Gas Reference Prices, partially offset by the increase in deemed production.

Perpetual has disposed of certain shut-in gas wells in the gas over bitumen area. As part of the disposition agreements, the Corporation continues to receive the gas over bitumen royalty adjustments related to the wells disposed, although the ownership of the natural gas reserves is transferred to the buyer. As such, any overriding royalty payable to the Crown when gas production recommences from the affected wells is no longer Perpetual’s responsibility. As a result of these dispositions, the gas over bitumen royalty adjustments received by the Corporation for the affected wells are now considered revenue since they will not be repaid to the Crown.

Gas over bitumen royalty adjustments are not paid to Perpetual in cash, but are a deduction from the Corporation’s monthly natural gas royalty invoices. In periods of exceptionally low gas prices, the Corporation’s net Crown royalty expenses have been too low to recover the full amount of the gas over bitumen royalty adjustments, and as such royalty adjustments for past periods will be recovered in future periods. Eventual realization of the royalty adjustments is highly likely as deemed production is reduced by ten percent annually, whereas the Corporation is focused on maintaining production and reserves year over year through capital spending programs, complemented with strategic acquisitions. Perpetual has a total of $10.4 million in royalty adjustments receivable as at March 31, 2012, which are netted against the gas over bitumen liability on the Corporation’s statement of financial position. These amounts are included in funds flows. The change in Perpetual’s gas over bitumen royalty obligation during 2011 and the first three months of 2012 is as follows.

Gas over bitumen royalty obligation ($ thousands)
Balance, December 31, 2010	70,497
Royalty adjustments	4,772
Royalty adjustments not yet received	(564)
Balance, December 31, 2011	74,705
Royalty adjustments	1,060
Royalty adjustments not yet received	(1,333)
Balance, March 31, 2012	74,432

General and administrative

	Three months ended March 31
General and administrative	2012	2011
Cash general and administrative	6,868	6,509
Share based compensation (1)	1,298	1,309
Total general and administrative	8,166	7,818
(1)	Non-cash item

Cash general and administrative costs for the first quarter of 2012 increased to $6.9 million from $6.5 million for the three months ended March 31, 2011 due primarily to lower overhead recoveries driven by a reduction in capital expenditures. Share based compensation expenses totaled $1.3 million for both quarters. Total cash general and administrative expenses are projected at $26 million for 2012 compared to $30.1 million in 2011.

Finance expenses

Interest expense on bank debt decreased from $2.0 million for the three months ended March 31, 2011 to $1.8 million for the current period due to lower average balances on the Corporation’s Credit Facility, partially offset by an increase in interest rates on the facility, from 4.2 percent for the first quarter of 2011 to 5.4 percent for the current period. Interest on senior notes increased to $3.4 million for the first quarter of 2012 from $0.6 million for the comparative quarter in 2011 as the senior notes were issued on March 15, 2011.

Interest on convertible debentures was consistent at $5.0 million for the current quarter compared to $4.9 million incurred for the three months ended March 31, 2011. The Corporation’s 6.50% convertible debentures are due on June 30, 2012.

Funds flow

Funds flow netbacks decreased 38 percent to $1.17 per Mcfe in the first quarter of 2012 from $1.89 per Mcfe in the comparable period for 2011, driven primarily by lower gas prices and higher operating costs, royalties expense and interest, partially offset by a 114 percent increase in oil and NGL production. Funds flow declined to $14.5 million ($0.10 per common share) from $23.9 million ($0.16 per common share) for the first quarter of 2011.

Accretion on decommissioning obligations

The Corporation’s decommissioning obligation is estimated internally based on Perpetual’s net ownership interest in all wells and facilities and estimated costs to abandon wells, decommission facilities and reclaim leases and roads, and is discounted at a risk-free interest rate to arrive at a net present value figure. The timing of decommissioning expenditures is estimated based on the reserve life of assets according to the Corporation’s external reserve report prepared as of December 31, 2011. These expenditures are currently expected to occur over the next 25 years with the majority of costs incurred between 2016 and 2021. Perpetual’s decommissioning obligations decreased from $242.9 million at December 31, 2011 to $234.5 million at March 31, 2012 due to property dispositions, partially offset by accretion expense and obligations for new wells drilled during the quarter. Accretion expense for the three months ended March 31, 2012 decreased to $1.3 million from $2.0 million for the first quarter of 2011 due to lower discount rates, and a lower decommissioning obligation due to property dispositions.

Exploration and evaluation expenses

Exploration and evaluation expenses include lease rentals paid on undeveloped lands, seismic expenditures, dry hole costs and expired leases. Seismic expenditures, expired leases and dry hole costs are deducted from Perpetual’s net loss in accordance with GAAP, but are not deducted in the calculation of funds flow. Exploration and evaluation expenses decreased to $2.5 million for the three months ended March 31, 2012 from $5.1 million for the comparable period in 2011 due to lower seismic expenditures and lease expiries.

Depletion and depreciation

Depletion and depreciation (“D&D”) expense decreased from $28.7 million in the first quarter of 2011 to $28.1 million in 2012 primarily due to a decrease in production levels. D&D expense on per-unit basis measured $2.29 per Mcfe for 2012 compared to $2.27 per Mcfe for 2011.

Income taxes

Perpetual recorded deferred income tax expense of $0.5 million for the three months ended March 31, 2012 related to timing differences between book and tax values of the Corporation’s gas storage assets (three months ended March 31, 2011 – deferred income tax benefit of $0.6 million). The tax values of the Corporation’s non-gas storage assets currently exceed the related book values. Deferred income tax is a non-cash item and does not affect the Corporation’s funds flows.

At March 31, 2012, the Corporation’s consolidated income tax pools are estimated to be $849 million. Actual tax pool amounts may vary as tax returns are finalized and filed.

Net loss

The Corporation reported a net loss of $13.0 million ($0.09 per basic and diluted common share) for the three months ended March 31, 2012 as compared to a net loss of $27.3 million ($0.18 per basic and diluted common share) for the 2011 period. Unrealized gains on derivatives of $18.2 million contributed to the reduced net loss for the quarter, partially offset by losses on property dispositions of $14.1 million.

SUMMARY OF QUARTERLY RESULTS

Quarterly results	Three months ended
($ thousands except where noted)	Mar 31, 2012	Dec 31, 2011 (4)	Sept 30, 2011	June 30, 2011
Oil and natural gas revenues (1)	51,197	59,859	58,400	67,097
Oil and natural gas production (MMcfe/d)	134.6	141.7	135.5	150.3
Funds flow (2)	14,501	11,586	19,318	17,852
Per common share – basic (2)	0.10	0.08	0.13	0.12
Net loss	(13,040)	(42,998)	(24,343)	(5,626)
Per common share - basic	(0.09)	(0.29)	(0.17)	(0.04)
- diluted	(0.09)	(0.29)	(0.17)	(0.04)
Realized commodity price ($/Mcfe) (3)	4.37	4.58	4.46	4.61
Average AECO Monthly Index price ($/Mcf)	2.52	3.44	3.72	3.74

Quarterly results	Three months ended
($ thousands except where noted)	Mar 31, 2011	Dec 31, 2010	Sept 30, 2010	June 30, 2010
Oil and natural gas revenues (1)	60,900	61,718	61,254	64,108
Oil and natural gas production (MMcfe/d)	140.7	145.1	151.0	165.2
Funds flow (2)	23,923	70,509	46,078	36,162
Per common share - basic (2)	0.16	0.48	0.32	0.25
Net earnings (loss)	(27,260)	(28,193)	(16,260)	(76,878)
Per common share - basic	(0.18)	(0.19)	(0.11)	(0.54)
- diluted	(0.18)	(0.19)	(0.11)	(0.54)
Realized commodity price ($/Mcfe) (3)	4.68	7.83	6.18	5.54
Average AECO Monthly Index price ($/Mcf)	3.77	4.13	3.72	3.86
(1)	Excludes realized gains and losses on derivatives, but includes gas storage revenue.
(2)	These are non-GAAP measures; see “Other non-GAAP measures” in this MD&A.
(3)	Realized commodity price includes realized gains and losses on financial derivatives and physical forward sales contracts.
(4)	Perpetual’s financial statements for the year and three months ended December 31, 2011 have been amended to correct certain immaterial errors involving oil revenues, operating costs and general and administrative expenses. For additional information please see note 2 to the condensed interim consolidated financial statements for the three months ended March 31, 2012.

Oil and natural gas revenues are a function of production levels and oil and natural gas prices. Revenues were lowest in the first quarter of 2012 when AECO prices were lowest, averaging $2.52 per Mcf. Perpetual uses derivatives to mitigate the effect of volatility in AECO and WTI prices on funds flows, and in recent quarters has shifted its exploration and asset development strategy to focus on oil and liquids-rich natural gas. Therefore funds flows will trend with Perpetual’s production mix, realized commodity prices and changes in production levels. Funds flows were highest in the fourth quarter of 2010 as a result of a realized commodity price of $7.83 per Mcfe, and lowest in the fourth quarter of 2011 due to a realized price of $4.58 per Mcfe.

Net earnings (loss) are a function of funds flows and non-cash charges such as D&D, impairment losses and unrealized gains (losses) on derivatives. Due to the volatility of natural gas prices and the Corporation’s risk management position, net earnings (losses) also fluctuated with changes in AECO gas prices as of each balance sheet date. Perpetual has incurred net losses in all quarters presented as a result of persistently low natural gas prices during the two-year period. The net loss in the second quarter of 2010 resulted from an unrealized loss of $34.4 million on the change in mark-to-market value of Perpetual’s derivatives during the period, as well as distributions being expensed through earnings prior to Perpetual’s conversion to a corporation on June 30, 2010. Dividends paid after the conversion to a corporation were recorded as direct reductions in equity.

LIQUIDITY, CAPITALIZATION AND FINANCIAL RESOURCES

Capitalization and financial resources

($ thousands except per common share and percent amounts)	March 31, 2012	December 31, 2011 (3)
Long term bank debt	90,555	130,062
Senior notes, measured at principal amount	150,000	150,000
Convertible debentures, measured at principal amount	234,897	234,897
Adjusted working capital deficiency (2)	8,152	11,934
Net debt	483,604	526,893
Common Shares outstanding at end of period (thousands)	146,990	146,966
Market price at end of period	0.75	1.17
Market value of Common Shares	110,243	171,950
Total capitalization (1)	593,847	698,843
Net debt as a percentage of total capitalization (%)	81.4	75.4
Trailing four quarters funds flow (1)	63,257	72,679
Net debt to funds flow ratio (times) (1)	7.6	7.2
(1)	These are non-GAAP measures; see “Other non-GAAP measures” in this MD&A.
(2)	Adjusted working capital deficiency excludes short-term derivative assets and liabilities related to the Corporation’s hedging activities, the current portion of convertible debentures, assets and liabilities held for sale and share based payment liabilities. Working capital deficiency does not include approximately $10.4 million in gas over bitumen royalty adjustments not yet received as of March 31, 2012.
(3)	Perpetual’s financial statements for the year and three months ended December 31, 2011 have been amended to correct certain immaterial errors involving oil revenues, operating costs and general and administrative expenses. For additional information please see note 2 to the condensed interim consolidated financial statements for the three months ended March 31, 2012.

In 2011, Perpetual initiated the process of disposing certain oil and gas assets in order to decrease its outstanding Credit Facility balance and to provide sufficient funds to settle the 6.50% Debentures. The Corporation may settle all or a portion of the 6.50% Debentures through the issuance of Common Shares by giving notice of such intent to debenture holders not more than 30 and not less than 15 days prior to June 30, 2012, however, the Corporation’s intent is to settle the 6.50% Convertible Debentures in cash. In order to facilitate the repayment of the 6.50% Convertible Debentures Perpetual has decreased its outstanding Credit Facility balance through proceeds on dispositions of non-core assets for $145.4 million to date in 2012, including the sale of 90 percent of the Corporation’s interest in WGSI. In addition, the Corporation has entered into financial and forward physical natural gas sales contracts to mitigate its exposure to future declines in funds flow due to decreases in natural gas prices. The Corporation anticipates that cash flow from operating activities, proceeds from closed and potential future asset dispositions and available credit facilities will provide the required financial resources to discharge obligations, carry out exploration and development programs and fund ongoing operations for the foreseeable future, including the cash settlement of the 6.50% Debentures on June 30, 2012.

Bank debt

Perpetual has a revolving Credit Facility with a syndicate of Canadian chartered banks. The revolving nature of the facility expires on April 30, 2013 if not extended. The borrowing base on the Credit Facility was reduced to $140 million in April 2012 as a result of asset sales in the first quarter of 2012 and a reduction in the lenders’ natural gas price forecasts. At current interest rates and applicable margins, the effective interest rate on the Corporation’s bank debt is approximately 5.4 percent. Collateral for the credit facility is provided by a floating-charge debenture covering all existing and acquired property of the Corporation as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the facility. Bank debt drawn on Perpetual’s credit facility decreased $39.5 million or 30 percent from December 31, 2011 due to $63.4 million in property dispositions for the quarter, partially offset by capital expenditures in excess of funds flows for the period. As a result of the disposition of 90 percent of WGSI on April 25, 2012, draws on the credit facility as of May 11, 2012 are approximately $15 million.

Perpetual has an adjusted working capital deficiency of $8.2 million at March 31, 2012, as compared to a deficiency of $11.9 million at December 31, 2011. The Corporation will typically have a working capital deficiency as revenues are collected 25 days after the month of delivery, whereas operating and capital expenditures are paid on 30-45 day terms. The working capital deficiency will be funded from future sales revenues and by additional borrowings from Perpetual’s credit facility, as required.

Senior notes

On March 15, 2011 Perpetual issued $150 million of seven-year senior unsecured notes. The senior notes are direct senior unsecured obligations of Perpetual ranking pari passu with all other present and future unsecured and unsubordinated indebtedness of the Corporation. The senior notes bear interest at 8.75%, payable semi-annually, and mature on March 15, 2018. Net proceeds from the offering of approximately $146.3 million after issue costs were used initially to repay amounts outstanding under the Credit Facility.

Convertible debentures

As at March 31, 2012, the Corporation has 6.50% Debentures, 7.25 percent convertible debentures issued in April 2006 and amended in 2009 (7.25% Debentures) and 7.0 percent convertible debentures issued in May 2010 (7.0% Debentures). All series of debentures are repayable on the maturity date in cash or in Common Shares, at the option of Perpetual. Additional information on convertible debentures is as follows.

Convertible debentures	6.50%	7.25%	7.00%
Principal issued ($ millions)	75.0	100.0	60.0
Principal outstanding ($ millions)	74.9	100.0	60.0
Trading symbol on the Toronto Stock Exchange (“TSX”)	PMT.DB.C	PMT.DB.D	PMT.DB.E
Maturity date	June 30, 2012	January 31, 2015	December 31, 2015
Conversion price ($ per Common Share)	14.20	7.50	7.00
Fair market value ($ millions) (1)	73.5	79.0	45.6

(1) Fair values of debentures are calculated by multiplying the number of debentures outstanding at March 31, 2012 by the quoted market price per debenture at that date.

All series of debentures are redeemable by the Corporation at a premium to face value, pay interest semi-annually and are subordinated to substantially all other liabilities of Perpetual including the credit facility. The 7.0% Debentures are also subordinated to all other series of convertible debentures. None of the debentures were converted into common shares during the three months ended March 31, 2012.

Net debt to trailing four quarters’ funds flow increased to 7.6 times for the three months ended March 31, 2012 compared to 7.2 times for the quarter ended December 31, 2011, primarily due to a decrease in funds flows for the trailing four quarters driven by lower natural gas prices, partially offset by a $43.3 million reduction in net debt. A reconciliation of the decrease in net debt from December 31, 2011 to March 31, 2012 is as follows:

Reconciliation of net debt	($ millions)
Net debt, December 31, 2011	526.9
Capital expenditures (exploration & development, gas storage and other)	31.2
Dispositions, net of acquisitions	(62.7)
Funds flow (1)	(14.5)
Expenditures on decommissioning obligations	0.9
Unrealized gain on marketable securities	(1.0)
Working capital classified as assets held for sale	1.5
Gas over bitumen royalty adjustments not yet received (2)	1.3
Net debt, March 31, 2012	483.6
(1)	These are non-GAAP measures; see “Other non-GAAP measures” in this MD&A.
(2)	Net debt excludes $10.4 million of gas over bitumen royalty adjustments not yet received.

Gas storage obligation

In order to provide non-bank funding for a portion of the gas storage facility, Perpetual has entered into a gas sale and storage transaction which includes the forward sale of these reserves, currently in the storage reservoir, that provide the “cushion” gas for the storage operation. In accordance with the storage arrangement funding, Perpetual received $41.6 million, and in exchange has agreed to deliver 8 Bcf of natural gas to the counterparty during the first quarter of 2013. In 2011, Perpetual extended the delivery term to the first quarter of 2016 and subsequent to year-end has extended a portion of the term to summer 2017. The gas storage arrangement on the balance sheet combined with the related derivative asset represent the estimated net present fair value of the future delivery obligation and as such, the liability will be accreted until its maturity, using the effective interest rate method. For the current three-month period Perpetual recorded an unrealized gain of $2.6 million on the gas storage arrangement due to a decrease in the forward market for natural gas prices. The gas storage obligation was included in the assets and liabilities held for sale at March 31, 2012 on Perpetual’s statement of financial position, in which a 90 percent interest was sold on April 25, 2012.

Dividends

On October 19, 2011 the Corporation announced that future dividend payments would be suspended until further notice. Continued payment of a dividend is not sustainable given the continued weakness in natural gas prices, and will inhibit Perpetual's continuing efforts to implement its commodity diversification and asset base transformation strategy.

Notwithstanding a dramatic decrease in natural gas prices from June of 2008 forward, and the fact that Perpetual’s production was composed almost entirely of conventional shallow natural gas, the Corporation has to date been able to issue cumulative dividends (including distributions paid since the inception of Perpetual’s successor, Paramount Energy Trust) of $14.519 per Common Share. The historic decline in natural gas prices and related funds flow reductions were offset in large part through a successful hedging program, which contributed to the Corporation being able to continue paying a dividend while pursuing its asset base diversification strategy. However, going forward, persistent growth in North American natural gas supply, coupled with relatively soft demand, suggest that a recovery in gas prices may be further delayed. As favorable natural gas economic hedging opportunities are no longer available in the current market, directing funds flow to the execution of the diversification strategy is paramount. Perpetual believes that its asset and commodity diversification strategy is central to preserving and growing value for Shareholders.

The continued execution of the strategies to diversify commodity mix and create value, capitalizing on Perpetual’s substantial inventory of economic opportunities, is expected to grow funds flow. Combined with ongoing debt reduction initiatives, including asset sales, stronger diversified funds flows will strengthen the Corporation’s balance sheet. The suspension of the dividend was necessary to drive Perpetual’s commitment to maximize Shareholder value.

Reinstatement of a dividend in the future will be evaluated at such time as Perpetual’s balance sheet has regained strength and commodity prices and costs support a sustainable model where excess free funds flow, over and above capital investments, is once again being generated for distribution to Shareholders.

Outlook and sensitivities

The Board of Directors of Perpetual has approved a 2012 capital spending budget of $65 million, of which $31.1 million was spent in the first quarter. Capital spending for the rest of the year will be focused on drilling activities in the Mannville area. The Company plans to drill up to 28 gross (24.0 net) additional heavy oil wells.

Modest spending is also planned for testing, reservoir simulation and field preparatory work to continue to advance Perpetual’s planned bitumen extraction pilot project at Panny for the development of the significant bitumen resource established in the Bluesky formation. In addition, completion and testing work is continuing to define a pilot project to evaluate technical and commercial development parameters for the Viking/Colorado shallow shale gas play in east central Alberta.

The Corporation has an average of 99,250 GJ/d of natural gas sales hedged for the period of April through October at and average price of $3.13/GJ. As a result, Perpetual has very little exposure to further collapse in natural gas prices that could result from excessive natural gas storage levels in North America and relative supply-demand imbalance.

The following sensitivity table reflects Perpetual’s projected funds flow at certain commodity price levels. These sensitivities incorporate average daily production of 3,600 bbl/d of oil & NGL, 103 MMcf/d of natural gas, the repayment of the 6.50% Debentures on June 30, 2012 using funds raised through completed sales of non-core assets, full year operating costs of $93 million, cash general and administrative expenses of $26 million and an interest rate on bank debt of 5.4 percent. The following table outlines estimated annual funds flow for 2012 at various assumed average commodity prices. Perpetual’s funds flow increases slightly as oil prices decrease due to revenue effect being mitigated by the Corporation’s economic hedging position and decreasing royalty expenses.

Funds Flow (2) ($millions)		AECO Gas Price (1) ($/GJ)
		$1.50	$2.00	$2.50	$3.00
Edmonton par price ($/bbl)	$90.00	35	37	40	42
	$100.00	35	37	40	42
	$110.00	35	37	39	42
	$120.00	34	37	39	41
(1)	The current settled and forward average AECO price for April to December 2012 as of May 11, 2012 is $2.14 per GJ.
(2)	These are non-GAAP measures; see “Other non-GAAP measures” in this MD&A.

OTHER NON-GAAP MEASURES

Operating and funds flow netbacks

Operating and funds flow netbacks are used by management to analyze margin and funds flow on each Mcfe of oil and natural gas production. Operating and funds flow netbacks do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to the calculation of similar measures for other entities. Operating and funds flow netbacks should not be viewed as an alternative to cash flow from operations, net earnings (loss) per common share or other measures of financial performance calculated in accordance with GAAP.

Total capitalization

Total capitalization is equal to net debt including Senior Notes and convertible debentures plus market value of issued equity and is used by management to analyze leverage. Total capitalization as presented does not have any standardized meaning prescribed by GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by the Corporation.

Revenue, including realized gains (losses) on derivatives and total revenue

Revenue, including realized gains (losses) on derivatives, includes call option premiums received and is used by management to calculate the Corporation’s net realized natural gas price taking into account monthly settlements on financial forward natural gas sales and foreign exchange contracts. These contracts are put in place to protect Perpetual’s funds flows from potential volatility in natural gas prices, and as such any related realized gains or losses are considered part of the Corporation’s natural gas price. Total revenue refers to all cash components of production and gas storage revenues, including oil and natural gas sales, realized gains (losses) on derivatives and call option premiums. Total revenue in this MD&A does not include royalties, gas over bitumen revenues or unrealized gains (losses) on derivatives. Revenue, including realized gains (losses) on derivatives and total revenue do not have any standardized meaning as prescribed by GAAP and should not be reviewed as an alternative to Revenue or other measures calculated in accordance with GAAP.

Net debt and net bank debt

Net bank debt is measured as bank debt including net working capital (deficiency) excluding current derivatives related to the Corporation’s risk management activities, the current portion of convertible debentures, assets and liabilities held for sale and share based payment liabilities. Net debt includes Senior Notes and convertible debentures, measured at principal amount. Net debt does not include gas over bitumen adjustments not yet received, as the benefit of those adjustments in terms of a reduction in natural gas crown royalty payments has not yet been realized by the Corporation. Net bank debt and net debt are used by management to analyze leverage. Net bank debt and net debt do not have any standardized meaning prescribed by GAAP and therefore these terms may not be comparable with the calculation of similar measures for other entities.

Adjusted working capital (deficiency)

Adjusted working capital (deficiency) are calculated by the Corporation as current assets less current liabilities, excluding assets and liabilities relating to derivatives, share based payments, assets and liabilities held for sale and the current portion of convertible debentures, in order to analyze short-term cash requirements without including mark-to-market balances that may settle for significantly different amounts than those presented on the statement of financial position. Adjusted working capital (deficiency) as presented does not have any standardized meaning prescribed by GAAP and therefore it may not be comparable with the calculation of working capital (deficiency) for other entities.

INTERNAL CONTROLS

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Corporation's financial reporting and the preparation of financial statements together with the other financial information for external purposes in accordance with GAAP. The Corporation's Chief Executive Officer and Chief Financial Officer have designed or caused to be designed under their supervision internal controls over financial reporting related to the Corporation, including its consolidated subsidiaries.

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Corporation is accumulated and communicated to the Corporation's management, as appropriate, to allow timely decisions regarding required disclosure. Perpetual’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of March 31, 2012 that the Corporation's disclosure controls and procedures are effective to provide reasonable assurance that material information related to Perpetual, including its consolidated subsidiaries, is made known to them by others within those entities. During the three months ended March 31, 2012, there have been no changes in Perpetual’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

CRITICAL ACCOUNTING ESTIMATES

The MD&A is based on the Corporation’s consolidated financial statements which have been prepared in Canadian dollars in accordance with GAAP. The application of GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Perpetual bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions. For a list of specific estimates employed in the preparation of Perpetual’s consolidated financial statements please refer to the Corporation’s MD&A for the year ended December 31, 2011.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Perpetual’s operations are affected by a number of underlying risks both internal and external to the Corporation. These risks are similar to those affecting others in the oil and gas producers sector. The Corporation’s financial position, results of operations and cash available for dividend to Shareholders are directly impacted by these factors.

Depletion of reserves

Perpetual’s future oil and natural gas reserves and production and therefore its funds flows are highly dependent on Perpetual’s success in exploiting its reserve base and discovering, developing and acquiring additional reserves. Without reserves additions through acquisition or development activities, the Corporation’s reserves and production will decline over time as reserves are exploited.

To the extent that external sources of capital including the issuance of additional common shares become limited or unavailable Perpetual’s ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves may be impaired.

Perpetual reinvests capital to minimize the effects of natural production declines on its asset base. The Corporation currently estimates that capital expenditures on production addition activities of at least $90 million annually are required to maintain production at current levels. There can be no assurance that Perpetual will be successful in developing or acquiring additional reserves on terms that meet the Corporation’s investment objectives.

Other risks and uncertainties affecting Perpetual’s operations are substantially unchanged from those presented in the Corporation’s MD&A for the year ended December 31, 2011.

FORWARD-LOOKING INFORMATION

Certain statements contained in this MD&A constitute forward-looking information and statements within the meaning of applicable securities laws.  This information and these statements relate to future events or to our future performance.  All statements other than statements of historical fact may be forward-looking statements. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe”, “outlook”, “guidance”, “objective”, “plans”, “intends”, “targeting”, “could”, “potential”, “outlook”, “strategy” and any similar expressions are intended to identify forward-looking information and statements.

In particular, but without limiting the foregoing, this MD&A contains forward-looking information and statements pertaining to the following: the quantity and recoverability of Perpetual’s reserves; the timing and amount of future production; future prices as well as supply and demand for natural gas and oil; the existence, operations and strategy of the commodity price risk management program; the approximate amount of forward sales to be employed, and the value of financial forward natural gas contracts; funds flow sensitivities to commodity price, production, foreign exchange and interest rate changes; operating, G&A, and other expenses; cash dividends, and the funding and tax treatment thereof; the costs and timing of future abandonment and reclamation, asset retirement and environmental obligations; the use of exploration and development activity, prudent asset management, and acquisitions to sustain, replace or add to reserves and production or expand the Corporation’s asset base; prospective development and drilling locations; anticipated working gas capacity at Perpetual’s gas storage facility; the Corporation’s acquisition strategy and the existence of acquisition and disposition opportunities, the criteria to be considered in connection therewith and the benefits to be derived therefrom; Perpetual’s ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets; expected book value and related tax value of the Corporation’s assets and prospect inventory and estimates of net asset value; funds flow; ability to fund dividends and exploration and development; our corporate strategy; expectations regarding Perpetual’s access to  capital to fund its acquisition, exploration and development activities; expected realization of gas over bitumen royalty adjustments; future income tax and its effect on funds flow and dividends; intentions with respect to preservation of tax pools of and taxes payable by the Corporation; funding of and anticipated results from capital expenditure programs; renewal of and borrowing costs associated with the credit facility; future debt levels, financial capacity, liquidity and capital resources; future contractual commitments; drilling, completion, facilities and construction plans, and the effect thereof; the impact of Canadian federal and provincial governmental regulation on the Corporation relative to other issuers; Crown royalty rates; Perpetual’s treatment under governmental regulatory regimes; business strategies and plans of management, including future changes in the structure of business operations; and the reliance on third parties in the industry to develop and expand Perpetual’s assets and operations.

The forward-looking information and statements contained in this MD&A reflect several material factors and expectations and assumptions of the Corporation including, without limitation, that Perpetual will conduct its operations in a manner consistent with its expectations and, where applicable, consistent with past practice; the general continuance of current or, where applicable, assumed industry conditions; the continuance of existing, and in certain circumstances, the implementation of proposed tax, royalty and regulatory regimes; the ability of Perpetual to obtain equipment, services, and supplies in a timely manner to carry out its activities; the accuracy of the estimates of Perpetual’s reserve and resource volumes; the timely receipt of required regulatory approvals; certain commodity price and other cost assumptions; the timing and costs of storage facility and pipeline construction and expansion and the ability to secure adequate product transportation; the continued availability of adequate debt and/or equity financing and funds flow to fund the Corporation’s capital and operating requirements as needed; and the extent of Perpetual’s liabilities.

The Corporation believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. The forward-looking information and statements included in this MD&A are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: volatility in market prices for oil and natural gas products; supply and demand regarding the Perpetual’s products; risks inherent in Perpetual’s operations, such as production declines, unexpected results, geological, technical, or drilling and process problems; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; changes in exploration or development plans by Perpetual or by third party operators of Perpetual’s properties; reliance on industry partners; uncertainties or inaccuracies associated with estimating reserves volumes; competition for, among other things; capital, acquisitions of reserves, undeveloped lands, skilled personnel, equipment for drilling, completions, facilities and pipeline construction and maintenance; increased costs; incorrect assessments of the value of acquisitions; increased debt levels or debt service requirements; industry conditions including fluctuations in the price of natural gas and related commodities; royalties payable in respect of Perpetual’s production; governmental regulation of the oil and gas industry, including environmental regulation; fluctuation in foreign exchange or interest rates; the need to obtain required approvals from regulatory authorities; changes in laws applicable to the Corporation, royalty rates, or other regulatory matters; general economic conditions in Canada, the United States and globally; stock market volatility and market valuations; limited, unfavourable, or a lack of access to capital markets, and certain other risks detailed from time to time in Perpetual’s public disclosure documents including, without limitation, those risks and contingencies described above and under “Risk Factors” in the Corporation’s MD&A for the year ended December 31, 2011.  The foregoing list of risk factors should not be considered exhaustive.

The forward-looking information and statements contained in this MD&A speak only as of the date of this MD&A, and none of the Corporation or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, unless expressly required to do so by applicable securities laws.

Additional information on Perpetual, including the most recent filed annual report and annual information form, can be accessed from SEDAR at www.sedar.com or from Perpetual’s website at perpetualenergyinc.com.

Page 16